82-2238

SENNEN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2004
(Unaudited – prepared by management)

SENNEN RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
AS AT
(unaudited – prepared by management)

	July 31 2004	Jan 31, 2004
ASSETS		
Current		
Cash and cash equivalents	$ 1,166,222	$ 2,567,061
Receivables	20,104	22,426
Prepaid expenses and deposits	66,400	29,107
Advances to related parties (Note 8)	174,390	140,010
	1,427,116	2,758,604
Equipment (Note 4)	85,571	96,020
Deposits (Note 5)	25,809	25,809
Mineral properties (Note 6)	1,042,970	1,042,970
Deferred exploration costs (Note 7)	1,993,683	788,742
	$ 4,575,149	$ 4,712,145
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Accounts payable and accrued liabilities	$ 217,329	$ 60,050
Current portion of obligation under capital lease	4,756	4,573
	222,085	64,623
Obligation under capital lease (Note 9)	59,105	61,530
	281,190	126,153
Shareholders' equity (deficiency)		
Capital stock (Note 10)	13,068,253	13,083,253
Subscriptions receivable	-	(15,000)
Contributed surplus	976,887	976,887
Deficit	(9,751,181)	(9,459,148)
	4,293,959	4,585,992
	$ 4,575,149	$ 4,712,145

Nature and continuance of operations (Note 1)
Commitments (Note 12)

On behalf of the Board:

"Ian T. Rozier" Director "Douglas B. Hyndman" Director

The accompanying notes are an integral part of these consolidated financial statements.

SENNEN RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – prepared by management)

	For the Three Months Ended July 31, 2004	For the Three Months Ended July 31, 2003	For the Nine Months Ended July 31, 2004	For the Nine Months Ended July 31, 2003
EXPENSES				
Accounting and audit	$ 1,800	$ 2,075	$ 3,825	$ 2,475
Administration fees	7,500	-	15,000	-
Amortization	6,938	2,486	14,334	4,972
Consulting	71,913	20,500	141,286	41,500
Exploration costs	26,852	-	28,951	-
Foreign exchange	4,592	(1,172)	4,592	(1,160)
Interest on obligation under capital lease	1,271	-	2,561	-
Legal	2,377	1,322	5,423	3,175
Management fees	9,000	-	18,000	-
Office and miscellaneous	5,188	3,803	20,023	5,232
Rent	12,387	3,600	29,661	7,200
Shareholder communications	2,729	1,991	5,371	4,046
Transfer agent and filing fees	2,751	1,753	7,014	5,317
Travel and auto	11,062	7,186	15,727	11,849
Loss before other items	(166,360)	(43,544)	(311,768)	(84,606)
OTHER ITEMS				
Interest income	7,113	664	19,735	784
	7,113	664	19,735	784
Loss for the period	(159,247)	(42,880)	(292,033)	(83,822)
Deficit, beginning of period	(9,591,934)	(8,158,373)	(9,459,148)	(8,117,431)
Deficit, end of period	$ (9,751,181)	$ (8,201,253)	$ (9,751,181)	$ (8,201,253)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	41,405,002	23,938,879	41,419,783	23,874,408

The accompanying notes are an integral part of these consolidated financial statements.

SENNEN RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – prepared by management)

	For the Three Months Ended July 31, 2004	For the Three Months Ended July 31, 2003	For the Nine Months Ended July 31, 2004	For the Nine Months Ended July 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (159,247)	$ (42,880)	$ (292,033)	$ (83,822)
Items not affecting cash:				
Amortization	6,938	2,486	14,334	4,972
Change in non-cash working capital items:				
(Increase) decrease in receivables	10,048	(2,252)	2,322	3,397
Increase in prepaid expenses and deposits	(37,293)	-	(37,293)	-
Increase (decrease) in accounts payable and accrued liabilities	170,622	(70)	157,279	(5,821)
Net cash used in operating activities	(8,932)	(42,716)	(155,391)	(81,274)
CASH FLOWS FROM INVESTING ACTIVITIES				
Advances to related parties	(151,996)	-	(34,380)	-
Mineral properties	-	(9,582)	-	(39,325)
Deferred exploration costs	(659,142)	-	(1,204,941)	-
Acquisition of equipment	-	-	(3,885)	-
Net cash used in investing activities	(811,138)	(9,582)	(1,243,206)	(39,325)
CASH FLOWS FROM FINANCING ACTIVITIES				
Advance from (repayment to) related party	-	-	-	(50,000)
Issuance of common shares, net of costs	-	9,375	-	328,375
Subscriptions received	-	45,000	-	45,000
Repayment of obligation under capital lease	(1,132)	(1,384)	(2,242)	(1,953)
Net cash provided by (used in) financing activities	(1,132)	52,991	(2,242)	321,422
Change in cash and cash equivalents during the period	(821,202)	693	(1,400,839)	200,823
Cash and cash equivalents, beginning of period	1,987,424	194,760	2,567,061	(5,370)
Cash and cash equivalents, end of period	$ 1,166,222	$ 195,453	$ 1,166,222	$ 195,453

Supplemental disclosure with respect to cash flows (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of the Province of British Columbia and its principal business activities include the acquisition and exploration of mineral properties.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to acquire and develop new mineral properties, receive continued financial support, complete public equity financings, or generate profitable operations in the future.

	July 31, 2004	Jan 31, 2004
Deficit	$ (9,751,181)	$ (9,459,148)
Working capital	1,205,031	2,693,981

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Huisan Inc., Ribfield Pty. Ltd. and Sennen Resources (Barbados) Ltd. All significant inter-company balances and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties that are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

2. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd…)

Mineral properties (cont'd…)

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Deferred exploration costs

The Company defers all exploration costs relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or abandoned or management determines there to be an impairment. These costs will be amortized over the proven reserves available on the related property following commencement of production.

Values

The amounts shown for mineral properties and for deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of future reserves.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Equipment

Equipment, consisting of a vehicle, is recorded at cost less accumulated amortization. Amortization is calculated using the declining balance method at an annual rate of 30%.

Foreign currency translation

The Company's subsidiaries are integrated foreign operations and are translated into Canadian dollar equivalents using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in the Statement of Operations.

Stock-based compensation

Effective February 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends that stock options granted to employees and non-employees be accounted for at fair value. This section also permits, and the Company adopted, the use of the intrinsic value-based method for valuing stock options granted to employees. Under this method, compensation cost for options granted to employees is recognized only when the market price exceeds the exercise price at date of grant. However, pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted is required.

During the previous year, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per common share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. Diluted loss per common share has not been presented separately as this calculation proved to be anti-dilutive.

Basic and diluted loss per common share is calculated using the weighted average number of shares outstanding during the period.

Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, amounts due from a related party, deposits, accounts payable and accrued liabilities, and obligation under capital lease. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

Financial risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

4. EQUIPMENT

	2004		
	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 3,885	$ 471	$ 3,414
Leased vehicle	96,020	13,863	82,157
	$ 99,905	$ 14,334	$ 85,571

The leased vehicle is for use by a director of the Company.

5. DEPOSITS

Deposits are comprised of amounts paid to the Department of Mines and Energy of Australia as security for the coal deposits in Queensland, Australia.

6. MINERAL PROPERTIES

		2004		2003
Makapa Gold Project, Guyana	$	1,042,969	$	-
Collingwood, Queensland Australia		1		1
	$	1,042,970	$	1

Makapa Gold Project, Guyana

On March 10, 2003, the Company, through its wholly owned subsidiary, Sennen Resources (Barbados) Ltd., entered into an agreement to acquire an option to purchase the shares of Makapa Mining Inc. ("Makapa"), a Guyana company that owns certain mineral rights in northwestern Guyana from Makapa Minex Inc. ("Minex"), a company incorporated in the British Virgin Islands.

The terms of the acquisition of the Makapa shares are as follows:

a) A payment of US$50,000 (paid); and

b) 15,000,000 common shares of the Company to be issued to the shareholders of Minex.

The shares issued will be by staged release over time based on exploration expenditures on the concession as follows:

i) 3,000,000 shares within 10 days of approval by the TSX Venture Exchange (issued);

ii) 3,000,000 shares after expenditures of US$2,000,000;

iii) 3,000,000 shares after expenditures of US$4,000,000 or after 2 years, whichever is the earliest; and

iv) 6,000,000 shares after expenditures of US$6,000,000, or after 3 years, whichever is the earliest.

Collingwood, Queensland, Australia

During the period, the Company reported that two of the Exploration Permits for Coal ("EPC's") held by the Company in Queensland, Australia have been converted to Mineral Development Licences ("MDL's").

During the year ended January 31, 2003, the mineral property costs and related deferred exploration costs were written down to a nominal value of $1 in accordance with Accounting Guideline 11, of the Canadian Institute of Chartered Accountants Handbook.

6. **MINERAL PROPERTIES** (cont'd…)

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

7. **DEFERRED EXPLORATION COSTS**

July 31, 2004	Makapa
Balance, beginning of period	$ 788,742
Assays	29,184
Camp costs	413,074
Consultants	931
Contractors	11,964
Drilling	553,752
Field supplies	18,603
Fuel	9,199
Geology	30,217
Geophysics	38,127
Project supervision	80,460
Travel and related	19,430
	1,204,941
Balance, end of period	$ 1,993,683

8. **RELATED PARTY TRANSACTIONS**

The Company entered into the following transactions with related parties:

a) Paid or accrued consulting fees of $72,000 to a company with a common director.

b) Paid or accrued consulting fees of $18,000 to a company controlled by an officer of the Company.

c) Paid or accrued management fees of $18,000 to a company controlled by an officer of the Company.

d) Paid or accrued rent of $15,000 to a company controlled by a director.

e) Paid or accrued project supervision fees of $81,094 to a director of the Company which have been capitalized to deferred exploration costs.

These transactions were in the normal course of operations and were measured at the exchange amount which is the amount established and agreed to by the related parties.

8. RELATED PARTY TRANSACTIONS (cont'd...)

The amounts advanced to related parties of $174,390 are to a company controlled by a director is for exploration advances. The amounts are unsecured, bear no interest, and have no fixed terms of repayment, and accordingly the fair value cannot be determined.

9. OBLIGATION UNDER CAPITAL LEASE

		2004
Obligation under capital lease with imputed interest at 7.85 % per annum over a term expiring December 15, 2006, secured by a leased vehicle.	$	63,861
Less: current portion		(4,756)
Balance of obligation	$	59,105

Required minimum payments over the next 3 years are as follows:

2005	$	10,560
2006		10,560
2007		10,560
	$	31,680

10. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Capital Stock				
	Number of Shares		Amount		Contributed Surplus
Authorized					
99,711,539 common shares without par value					
Issued					
Balance, beginning of period	41,434,893	$	13,083,253	$	976,887
Shares return to treasury	(50,000)		(15,000)		-
Balance, end of period	41,384,893	$	13,068,253	$	976,887

11. STOCK OPTIONS AND WARRANTS

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants enabling them to acquire up to 20% of the issued and outstanding common stock of the Company. Under the plan, options vest on grant and have a maximum term of five years.

At July 31, 2004, the Company had incentive stock options and warrants outstanding enabling holders to acquire the following:

	Number of Shares	Exercise Price	Expiry Date
Options:	6,010,000	$ 0.40	December 28, 2005
Warrants:	11,189,506	0.40 then at 0.50	September 16, 2004 September 16, 2005

12. COMMITMENTS

a) The Company leases office premises under terms of an operating lease with a company controlled by a director. The lease provides for annual basic lease payments through expiry approximately as follows:

2005	$ 30,000
2006	30,000
2007	30,000
2008	10,000
	$ 100,000

b) The Company entered into a consulting contract with a company with a common director. The Company has agreed to pay the company $12,000 per month until August 31, 2005. The contract can be terminated by the Company by providing 30 days written notice.

13. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2004
Cash paid for income taxes	$ -
Cash paid for interest	$ 2,561

There were no significant non-cash transactions for the period ended July 31, 2004.

14. SEGMENTED INFORMATION

The Company operates in one business segment being the acquisition and exploration of mineral properties.

The Company's identifiable assets are located in the following countries:

		2004
Australia	$	3,249
Canada		1,497,954
Guyana		3,073,946
	$	4,575,149

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
SIX MONTH PERIOD ENDED JULY 31, 2004

The following discussion and analysis, prepared as of September 29, 2004, should be read together with the unaudited consolidated financial statements for the six month period ended July 31, 2004 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

The reader should also refer to the annual audited financial statements for the year ended January 31, 2004 and 2003, and the Management Discussion and Analysis for those years.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

Description of Business

The Company is a natural resource company engaged in acquisition, exploration, and development of mineral properties. It currently holds properties in Guyana. The Company trades on the TSX Venture Exchange under the symbol SN.

Performance Summary

The Company did not raise funds or issue shares during the period.

Mineral Properties

In July 2004 the Company reported that two of the Exploration Permits for Coal ("EPC's") held by the Company in Queensland, Australia have been converted to Mineral Development Licences ("MDL's").

The EPC 597 (Middlemount) in the Bowen Basin is now designated as MDL 282. The Middlemount coal deposit contains both open-cut and underground coal resources of thermal and coking coal. The historical measured coal reserves and resource at Middlemount was reported in a News Release dated January 26th, 1998 as being a measured coal reserve of 113.3 million tonnes and a measured coal resource of 254 million tonnes of low to medium volatile, low sulphur, bituminous coal. These historical coal resource and coal reserve estimates were prepared by the Shell Company of Australia as part of a pre-feasibility study. The Company considers the data to be relevant and reliable. However, in accordance with National Instrument 43-101, an updated feasibility study is required in order to estimate the coal reserve. Accordingly, the coal at Middlemount has been reclassified as 367 million tonnes of measured coal resource and investors are cautioned that the coal reserve estimates as reported in 1998 do not comply with current JORC standards and should not be relied upon. The Middlemount coal deposits occur in two seams at less than 100m depth and are adjacent to the German Creek coal mines. Infrastructure in the area is excellent and includes townships, roads and rail lines; the Dalrymple Bay/Hay Point deep water harbour and load-out facilities are less than 200 km to the north.

The EPC 640 (Collingwood) in the Surat Basin remains in good standing and an Application has been made to convert EPC 640 to an MDL. The historical resource estimate for Collingwood was reported in the News Release dated January 26th, 1998 as being a measured coal resource of 85 million tonnes, with a further indicated coal resource of 30 million tonnes. These resource estimates were prepared by the Shell Company of Australia and complied with the Australian I.M.M. classification. Based on the extensive technical data base that includes pre-feasibility studies conducted by the Shell Company of Australia, the Company considers the information to be relevant and reliable and in accordance with current JORC standards for the reporting of resource estimates. Collingwood coal consists of high volatile, low sulphur thermal coal and could be marketed locally as raw coal, or easily beneficiated to a low ash export product.

The EPC 594 (Ownaview) near Dalby in southern Queensland is now designated as MDL-283. The Shell Company of Australia previously reported that the Ownaview deposit contains a measured coal resource of 172 million tonnes of recoverable, high volatile, low sulphur thermal coal. The average thickness of coal seams ranges from 4 to 8 m. From the previous work done and the extensive technical data base that exists, the Company considers these previous coal resource estimates to be relevant and reliable and consistent with JORC standards for the reporting of coal resources.

Under the rules governing mineral leases in Queensland, MDL's are only granted when a deposit is considered to have large "Measured and Indicated Class I Reserves" in accordance with the classification system used by the Queensland Department of Mines and Energy. Although Government Publications, technical papers and resource/reserve classification systems are not acceptable sources for reporting of coal resource estimates, the Company considers the transfer of the EPC's into MDL's as being significant in that it further demonstrates the validity of the previous work done on the Middlemount and Ownaview coal deposits by the Shell Company of Australia. The Company anticipates that EPC-640 (Collingwood) will also be transferred to an MDL in the near future. The Company has retained its interest in all three coal deposits since January 1998. With the transfer of the EPC's to MDL's no further expenditures on exploration are required.

The Company will be reviewing the extensive data base and conduct economic valuations at the three coal projects in Queensland prior to upgrading the classification of coal resources to coal reserves in accordance with current JORC standards.

There is renewed interest in coal resources in Australia, particularly from China, and several entities have approached the Company with respect to potential joint ventures and operating/contract mining agreements. Accordingly, the Company is currently reviewing all its options with its consultants in Australia with respect to how to proceed with the development and/or sale of its coal interests there.

Ian Rozier, B.Sc., M.Sc., P. Eng is the Qualified Person (Q.P.) responsible for preparing the technical information.

In August 2004 the Company announced the results from the 2004 Makapa property in Guyana. As reported in a News Release dated April 26th, 2004 further exploration plans for the Makapa project in Guyana were to be determined by the receipt of assay results from Holes 18 – 27. Of these holes, only Hole MK-04-20 encountered a significant gold bearing intersection (2.5m@19 g/t between 89.9 and 92.4m). With lack of geological continuity between high-grade intersections across the Makapa Zone, the Company is reviewing the technical data acquired during 2004, along with the 1998 drill results, prior to continuing with the 2004 drill program at Makapa. Following the review the Company will evaluate its options with respect to the Makapa Concessions in Guyana.

Selected Annual Information

The following table provides a brief summary of the Company's financial operations. For more detailed information, refer to the Financial Statements.

	Year Ended January 31, 2004	Year Ended January 31, 2003	Year Ended January 31, 2002
Total revenues	$ 23,267	$ -	$ 2,449
Net loss	1,341,717	5,781,109	670,152
Basic and diluted loss per share	(0.05)	(0.26)	(0.03)
Total assets	4,712,145	82,898	5,859,359
Total long-term liabilities	-	-	-
Cash dividends	-	-	-

The Company earns interest revenue from cash held in banks and guaranteed investments held as short term investments During the fiscal year ended 2002, the Company decided to write-off various mineral property claims and deferred exploration costs resulting in a decrease in total assets and an increase in net loss over the period. During the 2002 fiscal year end, the Company actively sought after new acquisitions. In 2003, the Company completed a $3.2 million private placement financing and acquired its current project in Guyana.

The Company's accounting policy is to record its mineral properties at cost. Exploration and development expenditures relating to mineral properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

The Company incurred a loss of $292,033 (2003 - $83,822) during the period. Some of the significant expenses are as follows: paid or accrued $141,286 (2003 - $41,500) in consulting fees, $15,000 (2003 - $Nil) in administration fees, rent of $29,661 (2003 - $7,200), management fees of $18,000 (2003 - $Nil) and travel and related costs of $15,727 (2003 - $11,849).

The current period overall administration expenses increased over the previous period because there was significantly more activity within the Company as a result of the completed financing and property acquisition that completed in late fiscal 2003.

The Company also earned $19,735 (2003 - $784) from its cash and short term investments during the period.

Summary of Quarterly Results

	Three Months Ended July 31, 2004	Three Months Ended April 30, 2004	Three Months Ended January 31, 2004	Three Months Ended October 31, 2003
Total assets	$ 4,575,149	$ 4,564,906	$ 4,712,145	$ 4,038,221
Mineral properties and deferred costs	3,036,653	2,377,511	1,831,712	1,165,429
Working capital (deficiency)	1,205,031	2,016,597	2,693,981	2,683,090
Shareholders' equity	4,293,959	4,453,206	4,585,992	3,944,796
Revenues	19,735	12,622	19,171	3,312
Net Loss	(292,033)	(132,786)	1,000,010	(257,885)
Earnings (loss) per share	(0.01)	(0.01)	(0.03)	(0.01)

	Three Months Ended July 31, 2003	Three Months Ended April 30, 2003	Three Months Ended January 31, 2003	Three Months Ended October 31, 2002
Total assets	$ 309,307	$ 299,267	$ 82,898	$ 5,751,674
Mineral properties and deferred costs	39,326	29,744	1	5,666,124
Working capital (deficiency)	186,167	183,152	(67,080)	(386,307)
Shareholders' equity	257,814	246,318	(31,739)	5,340,238
Revenues	664	120	2,449	-
Net Income (loss)	(42,880)	(40,942)	(611,020)	(31,995)
Earnings (loss) per share	(0.01)	(0.01)	(0.03)	(0.01)

Significant changes in key financial data between the comparative periods can be attributed to the acquisition of the Company's mineral property and from the closing of its private placement during 2003. Also in 2002 the Company wrote down to a nominal value of $1 the associated costs in relation to the coal deposits in Queensland, Australia. This write-down was in accordance with Accounting Guideline 11 of the CICA Handbook.

The Company's accounting policy is to record its mineral properties at cost. Exploration and development expenditures relating to mineral properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

The Company incurred a loss of $292,033 (2003 - $83,822) during the period. Some of the significant expenses are as follows: paid or accrued $141,286 (2003 - $41,500) in consulting fees, $15,000 (2003 - $Nil) in administration fees, rent of $29,661 (2003 - $7,200), management fees of $18,000 (2003 - $Nil) and travel and related costs of $15,727 (2003 - $11,849).

The current period overall administration expenses increased over the previous period because there was significantly more activity within the Company as a result of the completed financing and property acquisition that completed in late fiscal 2003.

The Company also earned $19,735 (2003 - $784) from its cash and short term investments during the period.

Summary of Quarterly Results

	Three Months Ended July 31, 2004	Three Months Ended April 30, 2004	Three Months Ended January 31, 2004	Three Months Ended October 31, 2003
Total assets	$ 4,575,149	$ 4,564,906	$ 4,712,145	$ 4,038,221
Mineral properties and deferred costs	3,036,653	2,377,511	1,831,712	1,165,429
Working capital (deficiency)	1,205,031	2,016,597	2,693,981	2,683,090
Shareholders' equity	4,293,959	4,453,206	4,585,992	3,944,796
Revenues	19,735	12,622	19,171	3,312
Net Loss	(292,033)	(132,786)	1,000,010	(257,885)
Earnings (loss) per share	(0.01)	(0.01)	(0.03)	(0.01)

	Three Months Ended July 31, 2003	Three Months Ended April 30, 2003	Three Months Ended January 31, 2003	Three Months Ended October 31, 2002
Total assets	$ 309,307	$ 299,267	$ 82,898	$ 5,751,674
Mineral properties and deferred costs	39,326	29,744	1	5,666,124
Working capital (deficiency)	186,167	183,152	(67,080)	(386,307)
Shareholders' equity	257,814	246,318	(31,739)	5,340,238
Revenues	664	120	2,449	-
Net Income (loss)	(42,880)	(40,942)	(611,020)	(31,995)
Earnings (loss) per share	(0.01)	(0.01)	(0.03)	(0.01)

Significant changes in key financial data between the comparative periods can be attributed to the acquisition of the Company's mineral property and from the closing of its private placement during 2003. Also in 2002 the Company wrote down to a nominal value of $1 the associated costs in relation to the coal deposits in Queensland, Australia. This write-down was in accordance with Accounting Guideline 11 of the CICA Handbook.

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares and exercise of stock options and share purchase warrants. The Company continues to seek capital through various means including the issuance of equity and/or debt.

The financial statements have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	July 31, 2004	January 31, 2004
Working capital	$ 1,205,031	$ 2,693,981
Deficit	(9,751,181)	(9,459,148)

Net cash used in operating activities for the six month period ended July 31, 2004 was $155,391 compared to net cash used of $81,274 during the six month period ended July 31, 2003. The cash used in operating activities for the period consists primarily of the operating loss.

Net cash used in investing activities for the six month period ended July 31, 2004 was $1,243,206 compared to net cash used in investing activities of $39,325 during the six month period ended July 31, 2003. Cash used during the current period consists primarily of expenditures on the Company's mineral property in Guyana.

Financing activities used cash of $2,242 during the six month period ended July 31, 2004, compared to $321,422 provided by financing activities for the six month period ended July 31, 2003. Cash provided during the previous period consisted of the exercise of share purchase warrants.

Capital Resources

The Company has sufficient funds to meet its property exploration commitments for 2004 and cover anticipated administrative expenses throughout the year. It will continue to focus exploration and development efforts in Guyana.

Related Party Transactions

Included in advance to related parties at July 31, 2004 is $174,390 (January 31, 2004 - $140,010) due from a company controlled by a director, is for exploration advances.

The Company entered into the following transactions with related parties during the period:

a) Paid or accrued consulting fees of $72,000 to a company with a common director.

b) Paid or accrued rent of $15,000 to a company controlled by a director.

c) Paid or accrued consulting fees of $18,000 to a company controlled by a director.

d) Paid or accrued management fees of $18,000 to a company controlled by a director.

e) Paid or accrued project supervision fees of $81,094 to a director of the Company which have been capitalized to deferred exploration costs.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Financial Instruments

The Company's financial instruments consist of cash, receivables and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.